

15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297



07027279

September 20 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

SUPPL

Re: XS Cargo Income Fund
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34949

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of XS Cargo Income Fund's (the "Company"):

1. Distributions press release dated August 22, 2007; and,
2. Distributions press release dated September 19, 2007.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Wade Grabeldinger, CA
Corporate Governance and Reporting Manager
XS Cargo GP Inc.
Administrator for XS Cargo Income Fund

Enclosures

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
SEP 24 2007
161
WASH. D.C.

82-34949

XS Cargo Income Fund

TSX: XSC.UN



Aug 22, 2007 20:04 ET

XS Cargo Income Fund Announces August Cash Distribution

EDMONTON, ALBERTA--(Marketwire - Aug. 22, 2007) - XS Cargo Income Fund (the "Fund") (TSX:XSC.UN) announced today a cash distribution of $0.046875 per trust unit for the month of August, 2007. The distribution will be paid on September 15, 2007 to holders of record of trust units on August 31, 2007.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 39 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Newfoundland, Nova Scotia and New Brunswick. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

For more information, please contact

XS Cargo Income Fund
Jeff Rootman, CA
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Website: www.xscargo.com

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82-34949

XS Cargo Income Fund

TSX: XSC.UN



Sep 19, 2007 19:39 ET

XS Cargo Income Fund Announces September Cash Distribution

EDMONTON, ALBERTA--(Marketwire - Sept. 19, 2007) - XS Cargo Income Fund (the "Fund") (TSX:XSC.UN) announced today a cash distribution of $0.046875 per trust unit for the month of September, 2007. The distribution will be paid on October 15, 2007 to holders of record of trust units on September 30, 2007.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 40 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Newfoundland, Nova Scotia and New Brunswick. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

For more information, please contact

XS Cargo Income Fund
Jeff Rootman, CA
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Website: www.xscargo.com

Privacy Statement | Terms of Service | Sitemap | © 2007 Marketwire, Incorporated. All rights reserved.
1-800-774-9473 (US) | 1-888-299-0338 (Canada) | +44-20-7562-6550 (UK)

END